Exhibit 12.1
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

                      Boston Edison Company
        Computation of Ratio of Earnings to Fixed Charges
                Twelve Months Ended June 30, 2003
                         (in thousands)



Net income from continuing operations                    $  139,870
Income taxes                                                 95,951
Fixed charges (including securitization certificates)       118,776
   Total                                                 $  354,597
                                                          =========
Interest expense                                         $   99,398
Interest component of rentals                                19,378
   Total                                                 $  118,776
                                                          =========
Ratio of earnings to fixed charges                             2.99
                                                               ====

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